Filed Pursuant to Rule 433

Free Writing Prospectus

Registration No. 333-235277-01

August 17, 2020

BRIXMOR OPERATING PARTNERSHIP LP

Pricing Term Sheet

$300,000,000 4.050% Senior Notes due 2030

This pricing term sheet supplements, and should be read in conjunction with, the preliminary prospectus supplement, dated August 17, 2020, of Brixmor Operating Partnership LP (“we,” “our,” or “us”) and the accompanying prospectus, dated December 20, 2019, and the documents incorporated and deemed to be incorporated by reference therein.

Issuer:	Brixmor Operating Partnership LP

Expected Ratings (Moody’s / S&P / Fitch)*:	Baa3 / BBB- / BBB-

Security Type:	Senior Unsecured Notes

Pricing Date:	August 17, 2020

Settlement Date:	August 20, 2020 (T+3)

Maturity Date:	July 1, 2030

Interest Payment Dates:	January 1 and July 1, commencing January 1, 2021

Principal Amount:	$300,000,000

Public Offering Price:	107.172% of the principal amount plus accrued and unpaid interest in the amount of $2,362,500 in the aggregate from June 10, 2020 to, but excluding, August 20, 2020

Net Proceeds to the Issuer, Before Expenses and Accrued and Unpaid Interest:	$319,566,000

Benchmark Treasury:	0.625% due August 15, 2030

Benchmark Treasury Price / Yield:	$99-15+ / 0.678%

Spread to Benchmark Treasury:	250 basis points

Re-offer Yield:	3.178%

Coupon:	4.050%

Optional Redemption Provisions: Make-whole call: Par Call:	Make-whole call at T + 50 basis points On or after April 1, 2030 (three months prior to the maturity date)

CUSIP / ISIN:	11120VAJ2 / US11120VAJ26

Joint Book-Running Managers:

BofA Securities, Inc.

Jefferies LLC

Scotia Capital (USA) Inc.

U.S. Bancorp Investments, Inc.

Barclays Capital Inc.

BMO Capital Markets Corp.

Mizuho Securities USA LLC

RBC Capital Markets

Truist Securities, Inc.

Co-Managers:	BNY Mellon Capital Markets, LLC Regions Securities LLC Samuel A. Ramirez & Company, Inc. TD Securities (USA) LLC

*	Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

Brixmor Operating Partnership LP has filed a registration statement (including a preliminary prospectus supplement and a prospectus) with the U.S. Securities and Exchange Commission (SEC) for the offering to which this communication relates. Before you invest, you should read the prospectus supplement for this offering, the issuer’s prospectus in that registration statement and any other documents the issuer or Brixmor Property Group Inc. has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by searching the SEC online data base (EDGAR) on the SEC web site at http://www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus supplement and prospectus if you request it by contacting BofA Securities, Inc. by calling (800) 294-1322; Jefferies LLC, by calling (877) 877-0696; Scotia Capital (USA) Inc., by calling (800) 372-3930 or U.S. Bancorp Investments, Inc., by calling (877) 558-2607.

Under Rule 15c6-1 of the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in two business days, unless the parties to such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Notes on the pricing date will be required, by virtue of the fact that the Notes initially will settle in three business days (T+3), to specify alternative settlement arrangements to prevent a failed settlement.

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